Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553

March 17, 2010

Securities and Exchange Commission
Washington DC 20549-7010

Re:	Registration Statement on Form S-3 Number 333-165408 (the “Registration Statement”) filed March 11, 2010 by Arbor Realty Trust, Inc. (the “Registrant”)

Ladies and Gentlemen:

     The Registrant hereby amends the Registration Statement to include the following language on the cover page thereof:

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Very truly yours,

Arbor Realty Trust, Inc.

By:	/s/ Paul Elenio, Chief Financial Officer